UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION

                                              Washington, D.C. 20549



                                                    FORM U-9C-3

                                       QUARTERLY REPORT PURSUANT TO RULE 58
                                                September 30, 1997



                                                   CINERGY CORP.
                                              139 EAST FOURTH STREET
                                              CINCINNATI, OHIO 45202



















*Inquiries concerning this Form U-9C-3 should be directed to:
                                                    Teresa A. Zauss
                                                    Cinergy Corp.
                                                    1000 East Main Street
                                                    Plainfield, Indiana  46168
                                                    (317) 838-1115

                                                 TABLE OF CONTENTS


 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .



                                                     ITEM 1. ORGANIZATION CHART


                                                              Energy or                                           Percentage of
                                                             Gas-Related         Date of         State of             Voting
Name of Reporting Company                                      Company        Organization     Organization      Securities Held

(Indentation indicates subsidiary relationship)

Cinergy Corp. (Cinergy)
  Cinergy Investments, Inc. (Investments)
    Cinergy Cooling Corp. (CoolCo) (1)                       Energy-Related     02/27/1996          Ohio               100%


    Cinergy Capital & Trading, Inc. (Capital & Trading) (2)  Energy-Related     10/08/1992         Indiana             100%



    Cinergy Resources, Inc. (Cinergy Resources) (3)          Energy-Related     01/07/1994         Delaware            100%



    Cinergy Engineering, Inc. (Engineering) (4)              Energy-Related     03/28/1997          Ohio               100%



    Enertech Associates, Inc. (Enertech)* (5)                Energy-Related     10/21/1992          Ohio               100%


    Cinergy Solutions, Inc. (Solutions)

      Trigen-Cinergy Solutions LLC (6)                       Energy-Related     02/18/1997        Delaware              50%

      Trigen-Cinergy Solutions of Illinois L.L.C. (7)        Energy-Related     04/17/1997        Delaware              49%


      Trigen-Cinergy Solutions of Cincinnati LLC (new) (8)   Energy-Related     08/29/1997          Ohio                51%

    Cinergy-Cadence, Inc. (Cinergy-Cadence) (9)              Energy-Related     12/27/1989        Indiana              100%



      Cadence Network LLC (Cadence) (new) (10)               Energy-Related     09/03/1997        Delaware            33.3%


* Inactive



                                                     ITEM 1. ORGANIZATION CHART, Contd.



                                                                            Nature of
Name of Reporting Company                                                    Business

(Indentation indicates subsidiary relationship)

Cinergy Corp. (Cinergy)
  Cinergy Investments, Inc. (Investments)
    Cinergy Cooling Corp. (CoolCo) (1)                                    Chilled Water


    Cinergy Capital & Trading, Inc. (Capital & Trading) (2)             Marketing and Trading
                                                                         Energy Commodities


    Cinergy Resources, Inc. (Cinergy Resources) (3)                    Marketing and Trading
                                                                        Energy Commodities


    Cinergy Engineering, Inc. (Engineering) (4)                        Engineering and Other
                                                                        Technical Services


    Enertech Associates, Inc. (Enertech)* (5)                           Utility Management
                                                                       Consulting Services


    Cinergy Solutions, Inc. (Solutions)

      Trigen-Cinergy Solutions LLC (6)                                   Development of
                                                                      Qualifying Facilities


      Trigen-Cinergy Solutions of Illinois L.L.C. (7)                     Development of
                                                                       Qualifying Facilities

      Trigen-Cinergy Solutions of Cincinnati LLC (new) (8)                Chilled Water

    Cinergy-Cadence, Inc. (Cinergy-Cadence) (9)                         Holds Investments
                                                                       Ownership Interest
                                                                          in Cadence

      Cadence Network LLC (Cadence) (new) (10)                          Energy Management
                                                                           Services and
                                                                        Consulting Services

* Inactive

(1) Effective August 29, 1997, CoolCo was merged with and into Trigen-Cinergy Solutions of Cincinnati LLC, with said LLC being the surviving company. The surviving company is jointly owned by Cinergy Solutions, Inc. (51%) and an affiliate of Trigen Energy Corporation (49%).

(2) During the third quarter of 1997, Capital & Trading marketed and traded primarily natural gas and other energy commodities as well as derivative commodity instruments on a nationwide basis.

(3) During the third quarter of 1997, Cinergy Resources continued in its business of retail marketing of natural gas on a non-regulated basis to industrial and large commercial customers, primarily in the states of Ohio, Kentucky, and Indiana. New offices have been established in Cleveland, Ohio and Pittsburgh, Pennsylvania. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity to support such sales.

(4) During the third quarter of 1997, Engineering provided engineering designs and engineering technical support in connection with various projects or proposals related to, among other things, electric substations and distribution facilities.

(5) See Note 12(d) of the "Notes to Financial Statements" in Cinergy's 1996 Form 10-K for a discussion of certain litigation involving Enertech.

(6) During the third quarter of 1997, Trigen-Cinergy Solutions LLC investigated opportunities throughout the United States for providing self-generation, cogeneration, tri-generation, and similar energy asset type projects.

(7) During the third quarter of 1997, Trigen-Cinergy Solutions of Illinois L.L.C. investigated opportunities in Illinois for providing self-generation, cogeneration, tri-generation, and similar energy asset type projects.

(8) Trigen-Cinergy Solutions of Cincinnati LLC was formed during the third quarter of 1997 and assumed the district cooling business in downtown Cincinnati of CoolCo (see above) and is engaged in that business.

(9) Cinergy-Cadence, formerly PSI Power Resource Operations, Inc., is dedicated solely to holding Investments' one-third ownership interest in Cadence and acquired that interest in the third quarter of 1997.

(10) Cadence was formed during the third quarter of 1997 as a joint venture with New Century Energies, Inc. and Florida Progress Corporation to provide a single source for both energy management services and products designed to lower energy costs for national customers that operate in multiple locations across the country. Cadence commenced initial operations in the third quarter of 1997.


                               ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


   Associate Company             Energy-Related Company                         Type of                        Net Change in
   Advancing Funds_                 Receiving Funds___                        Transaction                  Borrowings/Contributions
                                                                                                               (in thousands)

  Investments                         Enertech                           Open account advance                      $   577

  Investments                           CoolCo                   Merger with and into Trigen-Cinergy
                                                                      Solutions of Cincinnati LLC                  (12,127)*

  Investments                        Engineering                         Open account advance                           (5)

  Investments                     Cinergy Resources                      Open account advance                          404

  Investments                     Capital & Trading                      Open account advance                        3,888

  Investments                     Cinergy-Cadence                        Open account advance                        2,650

  Cinergy-Cadence                      Cadence                           Capital contribution                        2,650

  Solutions                  Trigen-Cinergy Solutions LLC                Open account advance                          434

  Solutions            Trigen-Cinergy Solutions of Cincinnati LLC        Capital contribution                            *


*- Due diligence work has not yet been completed with respect to a potential post-closing adjustment to the purchase price paid by
Trigen Energy Corporation for its affiliate's 49% interest in Trigen-Cinergy Solutions of Cincinnati LLC. Final accounting entries cannot be made until that due diligence work has been completed.  The parties have committed to complete the due diligence process by the end of November 1997.  In any event, Solutions sold 49% of its interest in the assets, liabilities, and equity to Trigen
Energy Corporation's affiliate and all of the assets, liabilities, and equity of CoolCo as of August 29, 1997, were merged with and into Trigen-Cinergy Solutions of Cincinnati LLC.





                                                   ITEM 3. ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

Reporting Company       Associate Utility Company        Types of          Direct        Indirect                        Total
    Rendering                  Receiving                 Services           Costs          Costs        Cost of          Amount
    Services                    Services                 Rendered          Charged        Charged       Capital          Billed


NONE




                                             ITEM 3. ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

Associate Utility         Reporting Company          Types of            Direct        Indirect                         Total
Company Rendering             Receiving              Services             Costs          Costs        Cost of          Amount
    Services                   Services              Rendered            Charged        Charged       Capital          Billed


NONE


                                              ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                              September 30, 1997
                                                               (in thousands)

Investments in Energy-Related Companies:
  Total consolidated capitalization of Cinergy
    as of September 30, 1997                               $6,051,159
  Total capitalization multiplied by 15%                      907,674
  Greater of $50 million or total capitalization
    multiplied by 15%                                                   907,674
  Total current aggregate investment subsequent to
    March 24, 1997 (categorized by major line of energy-
    related business):
      Energy-related business category "i" (1)                  18,650
      Energy-related business category "v" (2)                  32,671
      Energy-related business category "vi" (3)                       *
      Energy-related business category "vii" (4)                 1,330
      Energy-related business category "viii" (5)                  869

        Total current aggregate investment                               53,520

  Difference between the greater of $50 million or 15%
    of capitalization and the total aggregate investment
    of the registered holding company system                           $854,154

(1)  Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.

(2)  Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3)  Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4)  Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(5)  Rule 58 defines category "viii" as the development, ownership or operation of
      "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

*- Due diligence work has not yet been completed with respect to a potential post-closing adjustment to the purchase price paid by Trigen Energy Corporation for its affiliate's 49% interest in Trigen-
Cinergy Solutions of Cincinnati LLC. Final accounting entries cannot be made until that due diligence work has been completed.  The parties have committed to complete the due diligence process by the end of November 1997.



                                                     ITEM 5. OTHER INVESTMENTS


Major Line of Energy-Related                Other Investment in Last       Other Investment in this      Reason for Difference in
          Business                               U-9C-3 Report                  U-9C-3 Report                Other Investment
                                                                                (in thousands)

Energy-related business category "v"                 6,172                           -                  Investment in energy-related
Energy-related business category "vi"               10,215                           -                  businesses prior to the
Energy-related business category "vii"              15,215                           -                  effective date of Rule 58,
Energy-related business category "viii"                552                           -                  March 24, 1997.

                                     ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

None

                                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       Cinergy Corp.__________
                                                        Registrant


Dated:  November 26, 1997


                                           By                         ________
                                                     John P. Steffen
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the second quarter of 1997 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Craig Glazer, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
William D. McCarty, Chairman
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
B. J. Helton, Chairman
P.O. Box 615
Frankfort, KY 40602